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                                         UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13G

                           Under the Securities Exchange Act of 1934

                               YIELDUP INTERNATIONAL CORPORATION
                                        (Name of Issuer)

                                          Common Stock
                                 (Title of Class of Securities)

                                          985837 10 3
                                         (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                   13G

CUSIP NO. 985837 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Arbitrade LLC (36-3993234)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arbitrade LLC (Illinois, USA)



NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    200,000*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  855,600*
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 200,000*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      855,600*

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             855,600

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.41%

12)        TYPE OF REPORTING PERSON

                  Arbitrade LLC (BD)


* By virtue of its possible "group" affiliation, it has shared voting and shared dispositive power over 855,600 shares; however, Arbitrade LLC individually has sole voting and dispositive authority over 200,000 shares (which are included in the aggregate of amount of 855,600)



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                                   13G

CUSIP NO. 985837 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deephaven Market Neutral Trading LP (36-7055681)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Deephaven Market Neutral Trading LP (Illinois, USA)


NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    234,270*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  855,600*
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 234,270*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      855,600*

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             855,600

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.41%

12)        TYPE OF REPORTING PERSON

                  Deephaven Market Neutral Trading LP (BD)

* By virtue of its possible "group" affiliation, it has shared voting and shared dispositive power over 855,600 shares; however, Deephaven Market Neutral Trading LP individually has sole voting and dispositive authority over 234,270 shares (which are included in the aggregate of amount of 855,600)





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                                   13G

CUSIP NO. 985837 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deephaven Market Neutral Fund Limited (NA)


2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Deephaven Market Neutral Fund Limited (British Virgin
                  Islands)


NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    286,330*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  855,600*
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 286,330*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      855,600*

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             855,600

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.41%

12)        TYPE OF REPORTING PERSON

                  Deephaven Market Neutral Fund Limited (PN)

* By virtue of its possible "group" affiliation, it has shared voting and shared dispositive power over 855,600 shares; however, Deephaven Market Neutral Fund Limited individually has sole voting and dispositive authority over 286,330 shares (which are included in the aggregate of amount of 855,600)






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                                   13G

CUSIP NO. 985837 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Deephaven Opportunity Trading Fund LP (NA)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Deephaven Opportunity Trading Fund LP (British Virgin
                  Islands)


NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    125,000*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  855,600*
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 125,000*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      855,600*

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             855,600

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.41%

12)        TYPE OF REPORTING PERSON

                  Deephaven Opportunity Trading Fund LP (BD)


* By virtue of its possible "group" affiliation, it has shared voting and shared dispositive power over 855,600 shares; however, Deephaven Opportunity Trading Fund LP individually has sole voting and dispositive authority over 125,000 shares (which are included in the aggregate of amount of 855,600)




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13G

CUSIP NO. 985837 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Colin Smith (SS# available upon request)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Colin Smith (USA)


NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    10,000*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  855,600*
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 10,000*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      855,600*

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             855,600

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.41%

12)        TYPE OF REPORTING PERSON

                  Colin Smith (IN)



* By virtue of his possible "group" affiliation, he has shared voting and shared dispositive power over 855,600 shares; however, Mr. Smith individually has sole voting and dispositive authority over 10,000 shares (which are included in the aggregate of amount of 855,600)








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                                         UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13G
                           Under the Securities Exchange Act of 1934


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           YIELDUP INTERNATIONAL CORPORATION

Item 1(b)  Address of Issuer's Principal Executive Offices:

           117 Easy Street
              Mountain View, CA  94043

Item 2(a)  Name of Person Filing:

                  Arbitrade LLC
                  Deephaven Market Neutral Trading LP
                  Deephaven Market Neutral Fund Limited
                  Deephaven Opportunity Trading Fund LP
                  Colin Smith



Item 2(b)  Address of Principal Business Office:

                     c/o Arbitrade Holdings LLC
                     1712 Hopkins Crossroad
                     Minnetonka, MN 55305


Item 2(c)  Citizenship:

                  Arbitrade LLC (Illinois, USA)
                  Deephaven Market Neutral Trading LP (Illinois, USA) Deephaven Market Neutral Fund Limited (British Virgin Islands)
                  Deephaven Opportunity Trading Fund LP (British Virgin
                  Islands)
                  Colin Smith (USA)


Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e) CUSIP Number:

           985837 10 3



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Item 3     The person filing is a:

                  Arbitrade LLC (BD)
                  Deephaven Market Neutral Trading LP (BD)
                  Deephaven Market Neutral Fund Limited (PN)
                  Deephaven Opportunity Trading Fund LP (BD)
                  Colin Smith (IN)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]


Item 4     Ownership:

           See Items 5-11 of each cover page

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

                  See Schedule A for a listing of control persons of the Reporting Persons which persons may be deemed to be indirect beneficial owners of the securities reported herein.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not applicable.

Item 8     Identification and Classification of Members of the Group:

           See Item 5-12 of each cover page.

                 This statement is being filed by the parties hereto, including Deephaven Market Neutral Trading LP, Deephaven
                 Market Neutral Fund Limited, and Deephaven Opportunity
                 Trading Fund LP (collectively referred to as the "Private Investment Partnership Entities"). The Private Investment Partnership Entities are separaely managed by affiliates of Arbitrade Holdings LLC. (the "managers") Colin Smith is a trader employed by the managers. Arbitrade LLC is an affiliate of Arbitrade Holdings LLC and is a proprietary trading vehicle. These entities have purchased the subject securities, at the direction and control of the managers, where applicable, in the ordinary course of their respective businesses and not with the purpose of effecting change or influencing the control of the issuer.

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:



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           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

 Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 8, 1999


Arbitrade LLC

By: /s/ Gary Sobczak


Deephaven Market Neutral Trading LP

By: /s/ Gary Sobczak


Deephaven Market Neutral Fund Limited

By: /s/ Gary Sobczak


Deephaven Opportunity Trading Fund LP

By: /s/ Gary Sobczak



/s/ Colin Smith
Colin Smith



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                                           Schedule A

Control Persons of:

         1. Deephaven Market Neutral Trading LP (an Illinois limited partnership)

                  - Deephaven Market Neutral Fund Limited (a British Virgin Islands corporation)
                  - Deephaven Capital Management LLC (a Delaware limited liability company)


         2. Deephaven Market Neutral Fund Limited (a British Virgin Islands corporation)

                  - Deephaven Capital LLC (a Delaware limited liability company)

         3. Deephaven Opportunity Trading Fund LP (a British Virgin Islands partnership)

                  - Deephaven Opportunity Fund LLC (a Delaware limited liability company)
                  - Deephaven Opportunity Fund Limited (a British Virgin Islands company)
                  -  Deephaven Investment Advisers LLC (a Delaware LLC)

         4. Deephaven Capital Management LLC, Deephaven Capital LLC, and Deephaven Investment Advisers LLC

                  -  Arbitrade Holdings LLC (a Delaware LLC)

         5.       Arbitrade Holdings LLC

                  - Irvin Kessler, Merrill Ferguson, Efraim Gildor, Peter Hajas, and Mark Lyons.

         All can be reached at:

                      -        c/o Arbitrade Holdings LLC
                               1712 Hopkins Crossroad
                               Minnetonka, MN 55305



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